06004889

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/17/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Granite Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3215 NW 10th Place
(No. and Street)

Delray Beach	**FL**	**33445**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicholas A. Natale **954-332-1200**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	**New York City**	**New York**	**10018**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH. D.C. 203 SECTION

PROCESSED APR 14 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/13/06

OATH OR AFFIRMATION

I, Nicholas A. Natale, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Granite Associates, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LORI TFIRN
MY COMMISSION # DD 505554
EXPIRES: January 29, 2010
1-800-3-NOTARY FL Notary Discount Assoc. Co.

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRANITE ASSOCIATES, INC.
Financial Statements
December 31, 2005

GRANITE ASSOCIATES, INC.

Table of Contents
December 31, 2005

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT

To the Stockholders
Granite Associates, Inc.

We have audited the accompanying statement of financial condition of Granite Associates, Inc. as of December 31, 2005 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Granite Associates, Inc. at December 31, 2005 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 24, 2006

GRANITE ASSOCIATES, INC.

Statement of Financial Condition
December 31, 2005

ASSETS

Cash and Cash Equivalents	$	77,503
Receivables From Brokers - including clearing deposit of $601,800		702,103
Receivables From Employees - net		612,120
Receivables From Affiliates		998,708
Furniture and Equipment - net		8,606
Intangible Assets - net		667
Other Assets		36,816
	$	2,436,523

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts Payable and Accrued Liabilities	$	621,676
Securities Sold, Not Yet Purchased - at market value		15,000
		636,676
Stockholders' Equity		
Common Stock, 50,000,000 shares par value $.00023925 Authorized; 8,639,618 shares issued and outstanding		2,066
Convertible Preferred Stock Series A, 10,000,000 shares par value $.001 Authorized; 9,970,000 shares issued and outstanding		9,970
Preferred Stock Series B; 10,000,000 shares par value $.001 Authorized; 1 share issued and outstanding		-
Additional paid-in capital		3,245,265
Accumulated (deficit)		(1,457,454)
		1,799,847
	$	2,436,523

See notes to financial statements.

GRANITE ASSOCIATES, INC.

Statement of Income
For the Year Ended December 31, 2005

Revenues	
Commissions	$ 7,173,573
(Loss) on firm trading investments	(55,770)
Other income	797,562
Interest and dividends	122,989
	8,038,354
Expenses	
Commissions	4,516,954
Clearing and brokerage charges	603,575
Salaries - trading	674,878
- officers	60,000
Employee payroll taxes	56,454
Regulatory fees and expenses	256,670
Margin interest expense	22,936
Occupancy cost - rent, utilities and taxes	331,248
Office, administrative and other operating	1,101,974
Consulting and professional fees	331,065
Depreciation and amortization	1,516
	7,957,270
Net Income	$ 81,084

See notes to financial statements.

GRANITE ASSOCIATES, INC.

Schedule of Changes in Stockholders' Equity
For the Year Ended December 31, 2005

	Preferred Stock Series A		Preferred Stock Series B		Common Stock		Additional Paid-In Capital	Accumulated (Deficit)	Total
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance - January1, 2005	7,570,000	$ 7,570	1	$ -	8,043,618	$ 1,924	$ 2,498,807	$ (1,538,538)	$ 969,763
Issuance of Common Stock	-	-	-	-	596,000	142	148,858	-	149,000
Issuance of Convertible Preferred Stock Series A	2,400,000	2,400	-	-	-	-	597,600	-	600,000
Net Income	-	-	-	-	-	-	-	81,084	81,084
Balance - December 31, 2005	9,970,000	$ 9,970	1	$ -	8,639,618	$ 2,066	$ 3,245,265	$ (1,457,454)	$ 1,799,847

See notes to financial statements.

GRANITE ASSOCIATES, INC.

Statement of Cash Flows
For the Year Ended December 31, 2005

Cash Flows From Operating Activities	
Net income	$ 81,084
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	1,516
Change in operating assets and liabilities:	
(Increase) decrease in:	
Receivables from brokers	(531,276)
Other	26,802
Increase (decrease) in:	
Accounts payable and accrued expenses	441,290
Securities sold, not yet purchased - at market	15,000
	34,416
Cash Flows From Investing Activities	
Loans advanced to employees - net of repayments	(253,310)
Loans advanced to affiliated companies	(956,263)
	(1,209,573)
Cash Flows From Financing Activities	
Proceeds from issuance of Preferred Stock Series A	600,000
Proceeds from issuance of Common Stock	149,000
	749,000
(Decrease) in Cash and Cash Equivalents	(426,157)
Cash and Cash Equivalents - beginning of year	503,660
Cash and Cash Equivalents - end of year	$ 77,503

Supplemental Cash Flow Information	
Cash paid for interest	$ 22,936

See notes to financial statements.

1 - ORGANIZATION AND BUSINESS

Granite Associates, Inc. (the "Company") was incorporated in October 1998 under the laws of the State of Florida. The Company maintains offices in New York and Florida.

The Company is registered with the Securities and Exchange Commission as a broker/dealer pursuant to the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation.

The Company earns commissions from the purchase and sale of securities on behalf of customers as an introducing broker. All transactions related to publicly traded equity and debt securities are cleared through other brokers (the "Clearing Brokers") on a fully disclosed basis and, therefore, the Company is exempt from SEC Rule 15c3-3. The Company's business also includes proprietary trading in certain publicly traded securities whereby the Company realizes gains and losses.

The Company also acts on behalf of customers and certain affiliated companies in managing certain security offerings and in the placement of corporate debt, bank loans and other debt instruments.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash Equivalents*** - For purposes of the Statement of Cash Flows, the Company considers all short term debt securities purchased with a maturity of three months or less as well as money market funds to be cash equivalents.

b. ***Securities Transactions*** - Securities transactions and the related revenue and expenses are recorded on the trade date, as if they had settled. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by management.

c. ***Revenue Recognition*** - Commissions on trades executed on behalf of customers related to securities traded on exchanges registered with the SEC or whose prices are reported by the NASDAQ are recorded on a trade date basis as required by generally accepted accounting principles. Commissions earned from other trading activities are recorded as transactions when closed between buyers and sellers.

d. ***Allowance for Doubtful Accounts*** - An allowance for doubtful accounts is established as losses are estimated to have occurred through a provision for bad debts charged to earnings. The allowance for doubtful accounts is evaluated on a regular basis by management and is based upon management's periodic

Continued

review of the impairment of notes and loans receivable from employees. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revisions as more information becomes available.
A receivable is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principle or interest when due according to the contractual terms of the respective agreement.

e. ***Depreciation and Amortization*** – Furniture and equipment are stated at cost. Replacements, maintenance and repairs which do not improve or extend the life of an asset are expensed. Depreciation is provided using the straight-line method over estimated useful lives of five to seven years.

Amortization of intangibles is computed using the straight-line method over the estimated useful lives.

f. ***Income Taxes*** - The Company accounts for Income taxes using the liability method. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

g. ***Advertising*** - Costs of advertising are expensed as incurred and amounted to $617 for the year ended December 31, 2005.

h. ***Use of Estimates*** - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3 - RECEIVABLES FROM BROKERS

The clearing and depository operations for the Company's and customers' securities transactions are provided by the Clearing Brokers pursuant to a clearance agreement.

At December 31, 2005, the amount due from the Clearing Brokers represents cash deposits maintained at the Clearing Broker and commission revenue earned as an introducing broker for its customers, net of clearing expenses.

4 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased consist of trading and investment securities at market values as follows:

	Owned	*Sold, Not Yet Purchased*
Corporate stocks	$ -	$ -
Options	$ -	$ 15,000

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

5 - Receivables From Employees

The Company advances loans to brokers under employment agreements. Pursuant to the employment agreements, the loans are non-interest bearing and forgivable based upon continued employment with the Company under terms ranging from monthly to the end of the third year of continued employment. The outstanding balance of these loans as of December 31, 2005 is $653,875 net of an allowance for doubtful accounts of $67,191. In addition, the Company is obligated under the employment agreements to advance additional loans to brokers amounting to approximately $25,000 based upon attaining certain production criteria.

The Company also makes advances to employees on an as needed basis. The advances bear no interest and are due on demand. The outstanding balance of these advances as of December 31, 2005 is $118,048 net of an allowance for doubtful accounts of $92,612.

6 - Receivables From Affiliate Companies

The Company has advanced funds to affiliated companies. The advances are without interest and are payable on demand.

7 - Furniture and Equipment

Furniture and Equipment, consists of the following:

Computer equipment	$ 20,738
Furniture and fixtures	14,930
	35,668
Less: Accumulated depreciation	27,062
	$ 8,606

Depreciation expenses for the year ended December 31, 2005 amounted to $850.

8 - Intangible Assets

Intangible assets consists of the following:

Customer lists	$ 8,023
Less: Accumulated amortization	7,356
	$ 667

Amortization expense for the year ended December 31, 2005 amounted to $666.

Continued

9 - INCOME TAXES

The Company has deferred tax assets predominately relating to net operating loss carryforwards. The tax benefits of these carryforwards and temporary differences are dependent on the Company achieving taxable income during the carryforward period. Management is unable to determine that it is more likely than not that the deferred tax assets will be utilized.

The Company has net operating loss carryforwards as of December 31, 2005 of approximately $1,200,000, which expire beginning in 2018, resulting in a deferred tax asset of approximately $450,000. Based on the weight of the evidence, it is more likely than not that some portion or all of the net operating loss carryforward will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a valuation allowance of approximately $450,000 at December 31, 2005 is necessary to reduce the net operating loss carryforward to the amount that will more likely than not be realized. A decrease in the valuation allowance for the current year is approximately $28,000.

10 - CAPITAL STRUCTURE

a. ***Preferred Stock*** - The Company has 20,000,000 shares of preferred stock (par value $.001) authorized. The preferred stock is divided into 10,000,000 shares of Convertible Series A preferred stock and 10,000,000 shares of Series B preferred stock. The Board has the authority to fix the designations, preferences, powers, and other rights as it deems appropriate.

During 2005, 2,400,000 shares of convertible preferred stock series A ("Series A") stock were issued at $0.25 per share to raise capital. Shares of Series A stock may be converted, at any time, to common stock. The number of shares of common stock into which each share of Series A may be converted is determined by dividing the purchase price by the conversion price in effect at the time of the conversion. The initial conversion price is equal to the purchase price. As of December 31, 2005, 9,970,000 shares of Series A can be converted into 9,970,000 shares of common stock. The Series A shares will automatically be converted into common stock in the event that i) the Company initiates an initial public offering with aggregate proceeds of at least $10 million, or ii) the majority of the preferred shareholders authorize the conversion of the entire class of Series A shares.

Series A shareholders have the right to vote on all corporate issues that are eligible for vote by the common shareholders, are protected from ownership dilution for a period of time, which lasts through the earlier of i) the date upon which the majority of Series A shareholders consents to ownership dilution or ii) the date upon which the Company issues additional shares at a price per share greater than the then applicable conversion price, which issuance results in cumulative gross proceeds to the Company of at least $250,000. Additionally, in the event of liquidation, the Series A shareholders are entitled to receive an amount payable in cash equal to the greater of i) their investment plus any unpaid dividends or ii) the pro-rata distribution of the Company's assets to the shareholder that would result from the complete conversion of the Series A shares. The Series A shareholders are also entitled to elect one member of the Company's Board of Directors. A dividend-in-kind is to be accrued on a quarterly basis at a rate of 18% of each shareholder's investment. Preferred dividends are

not accrued until the Board of Directors has declared a dividend on the Series A shares. At December 31, 2005, the amount of dividends in arrears on the 18% Series A shares was $663,428.

Prior to January 1, 2004, the Company issued I share of preferred series B ("Series B") stock at $10,000 per share to raise capital. There are no voting rights associated with these shares. Additionally, the Series B shareholder is not entitled to elect any member of the Company's Board of Directors nor are they entitled to dividends. No shares of Series B were issued during 2005.

b. ***Common Stock*** - The Company has 50,000,000 shares of common stock (par value $.00023925) authorized. Each share of common stock entitles the holder to one vote for the election of directors and all other matters submitted to a vote of stockholders. Shares of common stock do not have cumulative voting, preemptive, redemption, or conversion rights.

During 2005, 596,000 shares of common stock were issued at $0.25 per share to raise capital.

11 - COMMITMENTS AND CONTINGENCIES

The Company subleases office space located in Melville, New York from an affiliate on a month-to-month basis. The rent agreement requires the Company to pay the monthly rent and other charges under the lease through April 2009, the expiration date of the underlying lease. For the year ended December 31, 2005, the total amount of rent and related charges paid by the Company was $173,590.

The Company subleases office space located in New York City, New York, on a month-to-month basis. For the year ended December 31, 2005, the total amount paid by the Company was $124,997.

The Company was obligated under a lease agreement for its office space located in Florida which expired in June 2005. For the year ended December 31, 2005, total rent paid under this lease was $31,005. Subsequent to June 2005, the Company maintains an office in the residence of one of the officers at no cost to the Company.

The Company maintains cash balances at financial institutions subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts on deposit exceed the FDIC insurance limit of $100,000.

An arbitration was commenced before the NASD in Boca Raton, Florida seeking damages of $200,000 in which the Company is one of several respondents. The matter included claims of alleged violations of several of Florida securities laws and the rules of the NASD. The Company has submitted a Statement of Answer and the matter is currently in the discovery stage. The Company intends to vigorously contest the claims and believes the allegations are without merit. As of December 31, 2005, the matter is in the jury stages of the proceeding and management is unable to determine the potential outcome.

12 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule l5c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $113,530, which was $13,530 above its required net capital of $100,000. The ratio of aggregate indebtedness to net capital was 5.61 to 1 at December 31, 2005.

13 - OFF-BALANCE-SHEET RISK

The Company's customers' securities transactions were introduced on a fully-disclosed basis to its clearing brokers. The clearing brokers are responsible for collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper executions of customer transactions by the clearing broker.

GRANITE ASSOCIATES, INC.

Supplementary Information - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2005 — *Schedule I*

COMPUTATION OF NET CAPITAL	
Total stockholder's equity qualified for net capital	$ 1,799,847
Add:	
Allowable credit based on time value of a short position in a listed option	9,000
	1,808,847
Deductions:	
Non-allowable assets - assets not readily convertible to cash:	
Receivables from non-customers	1,610,828
Furniture and equipment - net book value	8,606
Other	37,483
	1,656,917
Net capital before haircuts	151,930
Haircuts on securities:	
Options	38,400
Net Capital	$ 113,530
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Computation of aggregate indebtedness:	
Securities sold short, not yet purchased - at market value	$ 15,000
Accounts payable and accrued expenses	621,676
Aggregate indebtedness	$ 636,676
Minimum Net Capital Requirement - 6.67% of adjusted aggregate indebtedness	$ 42,466
Net Capital Requirement	100,000
Net Capital in Excess of Requirement	$ 13,530
Percentage of Aggregate Indebtedness to Net Capital	561%
Ratio of Aggregate Indebtedness to Net Capital	5.61 to 1

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2005 in accordance with Rule 15c3-3(k)(2)(ii).

Reconciliation of the Audited Computation of Net Capital as of December 31, 2005 and the corresponding Computation of Net Capital included in the Unaudited Form X-17A-5 Part IIA filed by Granite Associates, Inc. on January 26, 2006

Computation of Net Capital, per Form X-17A-5 Part IIA filed January 26, 2006	$	146,227
Adjustments proposed by independent auditors which increased (decreased) net capital and approved by management subsequent to filing Form X-17A-5 Part IIA		
(i) Pursuant to SEC Rule 15c3-1a, an adjustment to increase net capital based on the time value of a short position in a listed option		9,000
(ii) Pursuant to SEC Rule 15c3-1a, an adjustment to decrease net capital based on an uncovered call position		(36,150)
(iii) Decrease in amount of clearing deposit balance carried on the books		(9,128)
(iv) Decrease in accruals carried on the books		3,581
Audited Computation of Net Capital	$	113,530

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

90 Merrick Avenue
East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Stockholders of
Granite Associates, Inc.

In planning and performing our audit of the financial statements of Granite Associates, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedure referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Stockholders of
Granite Associates, Inc.
Page Two

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 24, 2006